Exhibit 99.2

2015 Third Quarter Results Ended September 30, 2015 November 12, 2015

2 Agenda Marco Sala, CEO, International Game Technology PLC Strategic Update 1 Alberto Fornaro, CFO, International Game Technology PLC Q3’15 Results 2 Q&A 3

3 Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, dividends, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,”, “shall”, “continue”, “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside IGT’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) risks that the businesses of legacy IGT and GTECH will not be integrated successfully or that the combined companies will not realize estimated cost savings, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected; risks that the Company may not obtain its anticipated financial results in one or more future periods; risks relating to unanticipated costs of integration of the two companies; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the company operates; ability to hire and retain key personnel; the potential impact of the consummation of the business combination on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the company; international, national or local economic, social or political conditions that could adversely affect the company or its customers; conditions in the credit markets; risks associated with assumptions the company makes in connection with its critical accounting estimates; the resolution of pending and potential future legal regulatory or tax proceedings and investigations; and the company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the company’s business, including those described in IGT's annual report on Form 20-F for the fiscal year ended December 31, 2014 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”), which are available on the SEC website at www.sec.gov and on the investor relations section of IGT’s website at www.IGT.com. Except as required under applicable law, the company does not assume any obligation to update these forward-looking statements. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per IGT share for the current or any future financial years will necessarily match or exceed the historical published earnings per IGT share, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to IGT, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, adjusted diluted EPS, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation.

4 Comparability of Results All figures in this presentation are prepared under U.S. GAAP, unless noted otherwise. As a result of the combination of GTECH S.p.A. (“GTECH”) and International Game Technology (“legacy IGT”), which was completed on April 7, 2015, a number of items affect the comparability of reported results. Reported financial information for the third quarter of 2015 includes the results of operations of IGT for the entire period, while reported financial information for the third quarter of 2014 includes only GTECH operations. Reported financial information for the first nine months of 2015 includes IGT for the second and third quarters and only GTECH operations in the first quarter, while the reported nine month 2014 figures are for GTECH only. Pro forma figures represent the combined results of both companies in 2014 and in the first nine months of 2015. Adjusted figures exclude the impact of purchase price amortization, restructuring expense, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable GAAP measures are included in the appendix to this presentation. Reported 2015 results were adversely impacted by the strengthening of the U.S. dollar compared to the euro; the daily average U.S. dollar to euro foreign exchange rate was 1.11 in the third quarter of 2015 compared to 1.33 in the third quarter of 2014. Constant currency changes for 2015 are calculated using the same foreign exchange rates as the corresponding 2014 period. Management believes that referring to certain pro forma, constant currency, or adjusted measures is a more useful way to evaluate the Company’s underlying performance.

STRATEGIC UPDATE

6 Strategic Update In line profitability; strong free cash flow Product sales reflect natural variability of the business Ex-conversions, replacement units stable over the last two quarters Continued global lottery momentum Encouraged by WAP and new game performance Industry leadership and commitment to innovation confirmed at G2E and NASPL Integration plans on track; synergy targets confirmed

2015 THIRD QUARTER FINANCIAL RESULTS

8 Operating Income $ M Q3’15 Financial Highlights (As Reported) Adjusted EBITDA Net Debt As adjusted results remove impact of purchase price amortization, restructuring expense and transaction expense (see appendix for details) Revenue

9 Revenue Adjusted Operating Income Q3’15 Financial Highlights (Pro Forma) Adjusted EBITDA Diluted EPS $ M except EPS As adjusted results remove impact of purchase price amortization, restructuring expense and transaction expense (see appendix for details) This image cannot currently be displayed.

Q3'15 Revenue & Operating Income

$ M


Pro Forma Revenue
1,474
(88)
(21)
(25)
6
6
(32)
1,320
(105)
1,215
Q3 '14 Revenue
Product Sales
IP
Gaming Service Revenue
Lottery Service Revenue
DDI (Social iGaming)
Other Service Revenue
Q3 '15 Revenue Excl. FX
FX
Q3 '15 Revenue


Pro Forma Adjusted Operating Income
348
(61)
(21)
(11)
27
282
(24)
258
Q3 '14 Adj. OI
Product Sales Gross Profit
IP
Service Gross Profit
Op Ex
Q3 '15 Adj. OI Excl. FX
FX
Q3 '15 Adj. OI

- Lottery service revenue up; strong growth in North America mitigated by lower late numbers in Italy
- Gaming service revenue reflects Stability Law impact and lower installed base, partly offset by improved WAP yields; DoubleDown up
- Product sales down on difficult comparisons with large Oregon VLT and Mexican conversion sales in Q3'14; lower IP, as anticipated
- Operating income reflects revenue dynamics as well as effective cost management and synergy benefits

10

11 Relatively stable gaming operations revenue notwithstanding lower installed base; improved WAP yields Wheel of Fortune® franchise remains strong; continued momentum with new titles (Quartermania®, Gong Xi Fa Cai™) Q3’14 unit sales included 1,864 Oregon VLT units Year-to-date total replacement units up 4%; new & expansion units reflect lower new casino openings and Illinois VLTs DoubleDown revenues up 9% sequentially on higher mobile penetration and improved player monetization Operating income impacted by revenue trends and mix, in addition to further investment in R&D Developments Q3’15 North America Gaming & Interactive Highlights Revenue $ M Key Performance Indicators Q3'15 Q3'14 Reported Pro Forma % Change Revenue 341 420 -19% Operating Income 85 146 -42% Machine Units Shipped Q3'15 Q3'14 YTD 15 YTD 14 Replacement 2,431 4,488 12,587 12,046 New & Expansion 895 2,053 2,198 6,766 Total 3,326 6,541 14,785 18,812 Q3'14 Q4'14 Q1'15 Q2'15 Q3'15 Casino Installed Base 28,554 27,727 25,882 25,516 25,237

12 8% same-store revenue growth on continued momentum in instant ticket sales and local draw-based games Double-digit growth in California, North Carolina, and Indiana; mid-to-high single-digit growth in most other major markets Wins in Canada (Ontario) and Colorado contributed to growth LMA revenue includes $10 million impact related to Illinois Lottery termination agreement Significant profit growth supported by leverage on strong same-store revenues and disciplined operational management, partially offset by Illinois settlement Q3’15 North America Lottery Highlights $ M Revenue Developments Key Performance Indicators Q3'15 Q3'14 Reported Pro Forma % Change Revenue 253 258 -2% Operating Income 50 30 66% Same-store revenue growth Q3'15 Q3'14 YTD 15 YTD 14 Instants & Draw Games 8.5% 5.4% 7.5% 3.8% Multistate Jackpots 3.8% -37.7% 3.8% -23.3% Total SSR Growth 8.0% -2.5% 7.0% -0.8% Q3'14 Q4'14 Q1'15 Q2'15 Q3'15 VLT Installed Base 16,387 16,274 16,276 16,265 15,682

13 Machine sales reflect large Asia Pacific sales and Mexico conversion units in Q3’14 Growing interest in new S3000® and CrystalDual™ cabinets Relatively stable gaming operations revenue notwithstanding lower installed base 2% increase in lottery same-store revenue driven by broad-based strength in instant tickets and sustained jackpot growth in Eastern Europe, partially offset by weaker trends in Latin America Operating income comparison reflects lower product sales and the high margin on Q3’14 Mexico conversion sales Q3’15 International Highlights $ M Revenue Developments Key Performance Indicators Q3'15 Q3'14 Reported Pro Forma % Change Revenue 211 272 -23% Operating Income 37 69 -47% Machine Units Shipped Q3'15 Q3'14 YTD 15 YTD 14 Replacement 2,792 5,570 6,829 11,393 New & Expansion 504 590 1,983 1,736 Total 3,296 6,160 8,812 13,129 Same-store revenue growth Instants & Draw Games 1.9% 6.4% 2.8% 4.6% Multistate Jackpots -3.7% -11.6% 1.9% -11.3% Total SSR Growth 1.6% 5.0% 2.7% 3.3% Q3'14 Q4'14 Q1'15 Q2'15 Q3'15 Installed Base 10,798 10,060 10,128 10,066 9,768

14 Q3’15 Italy Highlights $ M Revenue Key Performance Indicators Relative stability in most core activities, with the exception of the 2015 Stability Law impact, six percentage-point increase in sports betting payout, and a decline in Lotto late numbers Lotto wagers up ex-late numbers; continued strength with 10eLotto/Numero ORO Successful introduction of new products improved Scratch & Win year-to-date trends Machine gaming revenue stable ex-Stability Law; higher productivity and mix continue to offset a decline in AWP units Resilient operating profitability at constant currency and constant perimeter (ex-$18 million gain on sale of Italian ticketing business in Q3’14); decline entirely attributable to higher sports betting payout and Stability Law Developments Q3'15 Q3'14 Reported Pro Forma % Change Revenue 414 525 -21% Operating Income 131 188 -30% Q3'15 Q3'14 % Growth Lotto Wagers (€ mln) 1,677 1,754 -4.4% 10eLotto 1,009 963 4.8% Core 605 610 -0.9% Late Numbers 63 181 -65.4% S&W Wagers (€ mln) 2,108 2,176 -3.2% Sports Betting Payout (%) 81.9% 76.2% 5.7 pp Installed Base Q3'14 Q4'14 Q1'15 Q2'15 Q3'15 VLT - Italy Supplier (B2B) 8,378 8,392 8,529 8,465 8,439 VLT - Operator (B2C) 10,859 10,956 10,938 10,988 10,955 AWP 68,249 65,316 63,840 62,156 60,262

15 Note: $/€ FX daily average: 1.11 in Q3’15; 1.33 in Q3’14 $ M except EPS Q3’15 Income Statement Note: $/€ FX: 1.12 at 9/30/15 9/30/15 Long-Term Debt, Less Current Portion IGT PLC Senior Notes 4,867 Revolving Facilities 1,135 IGT PLC Term Loan 892 Notes Due February 2018 (Legacy GTECH) 548 Notes Due March 2020 (Legacy GTECH) 535 Notes Due June 2019 (Legacy IGT) 532 Notes Due June 2020 (Legacy IGT) 127 Notes Due October 2023 (Legacy IGT) 61 Capital Securities (Legacy GTECH) 51 8,748 Current Portion of Long-Term Debt - Short-Term Borrowings - Total Debt 8,748 Cash and Cash Equivalents 552 Net Debt 8,196 % Income Statement Q3'15 Q3'14 Change Service Revenue 1,057 876 21% Product Sales 158 62 155% Total Revenue 1,215 938 30% Adjusted EBITDA 414 342 21% Operating Income 130 184 -29% Interest Expense, Net (117) (74) Foreign Exchange 10 (3) Other (1) 1 Financial Charges, Net (108) (76) Income Before Tax 22 108 -79% Net Income (Loss) 9 74 -88% Net Income (Loss) - Owners 7 76 -91% Diluted EPS 0.04 0.44 -91%

16 9M’15 Cash Flow Statement $ M Approximately $150 million in one-time, transaction-related items Excludes $57 million in free cash flow from legacy IGT in the first calendar quarter of 2015 9M’15 Free Cash Flow Impacts Cash Flow 9M'15 Net Cash Flows from Operating Activities 471 Capex (Excluding IGT Acquisition) (289) Free Cash Flow 182 Debt Proceeds/(Repayment), Net 4,092 IGT Acquisition, Net of Cash Acquired (3,241) Payments to Withdrawing Shareholders (408) Dividends Paid (169) Non-Controlling Interests (59) Other - Net (136) Other Investing/Financing Activities 79 Net Cash Flow 261 Effect of Exchange Rates/Other (26) Net Change in Cash 235 Cash at End of the Period 552

17 2015 Financial Outlook Confirming $280 million in synergy targets $230 million in cost synergies; on track to achieve two-thirds of savings on annualized basis by April 2016 $50 million in revenue synergies Outlook 2015 pro forma adjusted EBITDA of $1.605-$1.705 billion Reflects $30 million adjustment for certain legacy IGT items in March 2015 quarter Inclusive of significant FX headwind of approximately $200 million; average $/€ exchange rate of 1.11 forecasted for 2015 vs. 1.33 for 2014 Confident in reaching top half of range CapEx of $400-$450 million in 2015 vs. prior expectation of $450-$500 million 2015 expected to be trough in profitability; near-term objective to stabilize and grow the business Medium-term leverage target of 4.0x Net Debt/EBITDA

APPENDIX

19 Q3’15 Reconciliation of Adjusted EBITDA $ M % Q3'15 Q3'14 Change Operating Income 130 184 -29% Depreciation 95 84 Amortization 134 37 Transaction Expense (Income), Net 2 (5) Service Revenue Amortization 27 31 Non-Cash Purchase Accounting (excluding D&A) 2 - Restructuring Expense 11 5 Stock Compensation 13 6 Adjusted EBITDA 414 342 21%

20 Q3’15 Reconciliation of Non-GAAP Measures $ M * Excludes impact of purchase price amortization and transaction expense * Operating Income Net Inc. Q3'15 Q3'14 Change Q3'15 As Reported 130 184 (54) 7 Pre-Tax Adjustments: Purchase Accounting 115 20 95 114 Transaction Expense (Income), Net 2 (5) 7 2 Restructuring Expense 11 5 6 11 Non-Cash FX (Gain)/Loss (10) Income Tax Impact of Above Items (42) As Adjusted 258 204 54 82 Legacy IGT - 144 (144) Pro-Forma As Adjusted 258 348 (90) Diluted EPS: As Reported 0.04 As Adjusted 0.41

21 Q3’15 KPIs – Consolidated Periods Ended September 30 2015 2014 % change 2015 2014 % change Installed base (end of period) Casino 34,755 39,102 -11.1% 34,755 39,102 -11.1% VLT - Government Sponsored (ex-Italy) 15,932 16,637 -4.2% 15,932 16,637 -4.2% VLT - Italy Supplier (B2B) 8,439 8,378 0.7% 8,439 8,378 0.7% Total installed base 59,126 64,117 -7.8% 59,126 64,117 -7.8% Yield (average revenue per unit per day - $0.00) 33.95 36.33 -6.6% 34.11 35.64 -4.3% Additional Italian Network Details: VLT - Operator (B2C) 10,955 10,859 0.9% 10,955 10,859 0.9% AWP 60,262 68,249 -11.7% 60,262 68,249 -11.7% Machine units shipped New/Expansion 1,399 2,643 -47.1% 4,181 8,502 -50.8% Replacement 5,223 10,058 -48.1% 19,416 23,439 -17.2% Total machines shipped 6,622 12,701 -47.9% 23,597 31,941 -26.1% Global lottery same-store revenue growth Instants & draw games 6.7% 6.2% Multistate Jackpots 2.6% 3.5% Total lottery same-store revenue growth (ex-Italy) 6.2% 5.9% Italy lottery revenue growth -3.9% 1.4% Third Quarter Nine Months

22 Q3’15 KPIs – North America Periods Ended September 30 2015 2014 % change 2015 2014 % change Installed base (end of period) 40,919 44,941 -8.9% 40,919 44,941 -8.9% Machine units shipped New/Expansion 895 2,053 -56.4% 2,198 6,766 -67.5% Replacement 2,431 4,488 -45.8% 12,587 12,046 4.5% Total machines shipped 3,326 6,541 -49.2% 14,785 18,812 -21.4% DoubleDown Revenue ($ Thousands) 79,748 75,090 6.2% 233,401 215,666 8.2% Mobile penetration 50% 36% 38.9% 46% 34% 34.5% DAU (Daily Active Users) 1 1,852 1,816 2.0% 1,873 1,808 3.6% MAU (Monthy Active Users) 1 4,536 5,717 -20.7% 4,564 5,970 -23.6% Bookings per DAU ($0.00) 1 0.48 $ 0.46 $ 3.4% 0.47 $ 0.44 $ 5.9% Lottery same-store revenue growth Instants & draw games 8.5% 7.5% Multistate Jackpots 3.8% 3.8% Total lottery same-store revenue growth 8.0% 7.0% 1 As a single application with multiple games, active users equal unique users Third Quarter Nine Months

23 Q3’15 KPIs - International Periods Ended September 30 2015 2014 % change 2015 2014 % change Installed base (end of period) 9,768 10,798 -9.5% 9,768 10,798 -9.5% Machine units shipped New/Expansion 504 590 -14.6% 1,983 1,736 14.2% Replacement 2,792 5,570 -49.9% 6,829 11,393 -40.1% Total machines shipped 3,296 6,160 -46.5% 8,812 13,129 -32.9% Lottery same-store revenue growth Instants & draw games 1.9% 2.8% Multistate Jackpots -3.7% 1.9% Total lottery same-store revenue growth 1.6% 2.7% Third Quarter Nine Months

24 Q3’15 KPIs - Italy Periods Ended September 30 2015 2014 % change 2015 2014 % change (In € millions, except machines) Lottery Lotto wagers 1,677 1,754 -4.4% 5,222 4,883 6.9% 10eLotto 1,009 963 4.8% 3,140 2,608 20.4% Core 605 610 -0.9% 1,809 1,910 -5.3% Late Numbers 63 181 -65.4% 273 365 -25.4% Scratch & Win Wagers 2,108 2,176 -3.2% 6,625 6,967 -4.9% Italy lottery revenue growth -3.9% 1.4% Gaming Installed base (end of period) VLT - Operator (B2C) 10,955 10,859 0.9% 10,955 10,859 0.9% VLT - Supplier (B2B) 8,439 8,378 0.7% 8,439 8,378 0.7% AWP 60,262 68,249 -11.7% 60,262 68,249 -11.7% Wagers VLT - Operator (B2C) 1,314 1,306 0.7% 3,993 4,170 -4.2% AWP 1,026 1,085 -5.4% 3,229 3,328 -3.0% Interactive Wagers (Gaming) 378 423 -10.6% 1,258 1,340 -6.1% Other Sports Betting Wagers 1 167 173 -3.6% 628 643 -2.3% Sports Betting Payout (%) 1 81.9% 76.2% 5.7 pp 83.4% 77.8% 5.6 pp 1 Includes Virtual Wagers and Pools & Horses Third Quarter Nine Months